EXHIBIT 99(a)(1)(i)

                                    FirstBank
                                   CORPORATION
                                     [LOGO]

                              FIRSTBANK CORPORATION
                              311 Woodworth Avenue
                              Alma, Michigan 48801

                             Offer to Purchase up to
                            500,000 Common Shares of
                              FIRSTBANK CORPORATION

Our offer and your right to withdraw your shares will expire at 5:00 p.m., Alma, Michigan time, on Friday, July 30, 2004, unless the offer is extended. We may extend the offer period at any time.

Firstbank Corporation is:

      o offering to purchase up to 500,000 of our common shares in a tender offer, and

      o offering to purchase these shares at a price of $30.00 per share in cash.

If you want to tender your shares into our offer, you should:

      o     specify the amount of shares you want to tender, and

      o follow the instructions in this document and the related documents, including the accompanying letter of transmittal, to submit your shares.

When our offer expires:

      o if the number of shares tendered is not more than 500,000, we will purchase all these shares, and

      o if the number of shares tendered is more than 500,000, we will purchase shares:

            o first from holders of less than 100 shares who tendered all of their shares, and

            o then, on a pro rata basis from all other shareholders who tendered shares.

      Our offer is not conditioned on any minimum number of shares being tendered. Our offer is, however, subject to other conditions discussed under "The Offer -- Conditions of Our Offer."

      Our Board of Directors has approved this offer. However, neither we nor our Board of Directors nor the Dealer Manager/Information Agent makes any recommendation to you as to whether you should tender or not tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

      This document contains important information about our offer. We urge you to read it in its entirety.

           The Dealer Manager and Information Agent for the Offer is:

                          HOWE BARNES INVESTMENTS, INC.

                              IMPORTANT PROCEDURES

      If you want to tender all or part of your shares, you must do one of the following before our offer expires at 5:00 p.m. Alma, Michigan time, on Friday, July 30, 2004 (unless the tender offer is extended):

      o if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you, or

      o if you hold physical certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your shares and any other documents required by the letter of transmittal, to Registrar and Transfer Company, the depositary for our offer, or

      o if you hold shares in book-entry form under our Dividend Reinvestment Plan (including any shares purchased with funds you contributed to our Employee Stock Purchase Plan or purchased by dividend reinvestment), you must complete and sign the letter of transmittal according to its instructions, and deliver it, together with any required signature guaranty and any other documents required by the letter of transmittal, to Registrar and Transfer Company, or

      o if you are an institution participating in The Depository Trust Company, which we call the "book-entry transfer facility" in this document, tender your shares according to the procedure for book-entry transfer described in "The Offer -- Procedures for Tendering Shares."

If you are a participant in the Firstbank Corporation 401(k) Plan, you are not eligible to tender shares you own indirectly through the Firstbank Corporation Stock Fund in the 401(k) Plan.

      If you want to tender your shares but

      o your certificates for the shares are not immediately available or cannot be delivered to the depositary, or

      o     you cannot comply with the procedures for book-entry transfer, or

      o your other required documents cannot be delivered to the depositary by the expiration of our offer,

      you can still tender your shares if you comply with the guaranteed delivery procedure described under "The Offer -- Procedures for Tendering Shares."

      To tender your shares you must follow the procedures described in this document, the letter of transmittal and the other documents related to our offer.

      If you have any questions or need assistance, you should contact Howe Barnes Investments, Inc., the Dealer Manager/Information Agent for our offer, at their address and telephone number on the back page of this document. You may request additional copies of this document, the letter of transmittal or the notice of guaranteed delivery from the Dealer Manager/Information Agent.

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----

Summary  .....................................................................i
Forward-Looking Statements....................................................v
The Offer.....................................................................1
   1.  Number of Shares; Price; Priority of Purchase..........................1
   2.  Purposes of and Reasons for the Offer..................................3
   3.  Procedures for Tendering Shares........................................5
   4.  Withdrawal Rights......................................................9
   5.  Purchase of Shares and Payment of Purchase Price.......................9
   6.  Conditional Tender Procedures.........................................10
   7.  Conditions of Our Offer...............................................11
   8.  Price Range of Shares; Dividends......................................13
   9.  Source and Amount of Funds............................................13
   10. Information About Us..................................................14
   11. Information About Our Shares; Interest of Directors, Executive
       Officers and Certain Shareholders; Transactions and Arrangements
       Concerning Shares.....................................................17
   12. Effects of Our Offer on the Market for Our Shares; Registration
       Under The Exchange Act................................................20
   13. Legal Matters; Regulatory Approvals...................................21
   14. Federal Income Tax Consequence........................................21
   15. Extension of Our Offer; Termination; Amendment........................23
   16. Fees and Expenses.....................................................24
   17. Miscellaneous.........................................................25

                                     SUMMARY

      Firstbank Corporation ("we," "our," "us") is providing this summary for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related letter of transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my
shares? We are offering to purchase up to 500,000 of our outstanding common shares. See "The Offer - Information About Us."

What is the purchase price?          The price we are offering is $30.00 per
                                     share.

How and when will I be paid?         If your shares are purchased in our offer,
                                     you will be paid the purchase price, in
                                     cash, without interest, promptly after the expiration of the offer period. There may be tax consequences to receiving this payment. See "The Offer - Number of Shares;
                                     Price; Priority of Purchase" "--Procedures for Tendering Shares," "--Purchase of
                                     Shares and Payment of Purchase Price,"
                                     "--Federal Income Tax Consequences."

How many shares will you purchase
in all? We will purchase up to 500,000 shares in our offer, or approximately 8.9% of our outstanding common stock. We also reserve the right to purchase additional shares up to 2% of the outstanding shares, subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered. See "The Offer - Number of Shares; Price; Priority of Purchase."

If I tender my shares, how many of
my shares will you purchase?         All the shares that you tender in our offer
                                     may not be purchased. If more than 500,000 shares are tendered, we will purchase shares based on the following order of priority:

                                       o    First, we will purchase shares from
                                            all holders of "odd lots" of less
                                            than 100 shares (not including any
                                            shares held indirectly in our 401(k)
                                            Plan) who properly tender all of
                                            their shares.

                                       o    Second, we will purchase shares from
                                            all other shareholders who properly
                                            tender shares, on a pro rata basis,
                                            subject to the conditional tender
                                            provisions described under "The
                                            Offer - Conditional Tender
                                            Procedures." As a result, we will
                                            purchase the same percentage of
                                            shares from each tendering
                                            shareholder in this second category.
                                            We will announce this proration
                                            percentage, if it is necessary,
                                            after our offer expires.

                                     As we noted above, we may also purchase an additional 2% of the outstanding shares, subject to applicable legal requirements. See "The Offer - Number of Shares; Price; Priority of Purchase."

How will you pay for the shares?     We would need $15,000,000 to purchase
                                     500,000 shares. We intend to finance this purchase using funds from our $25 million line of credit with LaSalle Bank, Chicago, Illinois. See "The Offer - Source and
                                     Amount of Funds."

Can I tender shares held for my
account in the Dividend
Reinvestment Plan?                   Yes. Participants in our Dividend
                                     Reinvestment Plan may tender any of the
                                     shares that are allocated to their
                                     account(s). You may hold shares in our
                                     Dividend Reinvestment Plan if you hold
                                     shares directly in book-entry form, if you have elected to have dividends reinvested in common stock, or if you are an employee who participates in our Employee Stock
                                     Purchase Plan. See "The Offer - Procedures for Tendering Shares."

Can I tender shares I hold
indirectly through the Firstbank
Corporation Stock Fund in the
401(k) Plan?                         No. Participants in our 401(k) Plan are not
                                     eligible to tender shares they hold
                                     indirectly in the Firstbank Corporation
                                     Stock Fund in our 401(k) Plan. However,
                                     401(k) Plan participants may transfer out of the Firstbank Corporation Stock Fund using the Savings Express toll free telephone number or the ABN AMRO website.

How long do I have to tender my
shares? You may tender your shares until our offer expires. The offer is scheduled to expire on July 30, 2004, at 5:00 p.m., Alma,
                                     Michigan time, but we may choose to extend it at any time. We cannot assure you that we will extend our offer or, if we extend it, for how long it will be extended. See "The Offer - Number of Shares; Price; Priority of Purchase" and "--Extension of Our Offer; Termination; Amendment."

How will I be notified if you
extend the offer?                    If our offer is extended, we will make a
                                     public announcement before 9:00 a.m., Alma, Michigan time, on the first business day after the offer was scheduled to expire.
                                     See "The Offer - Extension of Our Offer;
                                     Termination; Amendment."

What are the conditions to the
offer? Our obligation to accept and pay for your tendered shares is conditioned upon the satisfaction or waiver of the conditions described in this document. See "The Offer
                                     - Conditions of Our Offer."

How do I tender my shares?           To tender your shares, you must complete
                                     one of the actions described under
                                     "Important Procedures" on the inside front cover of this document before our offer expires.

                                     You may also contact the Dealer
                                     Manager/Information Agent or your broker for assistance. The contact information for the Dealer Manager/Information Agent is on the back page of this document. See "The Offer - Procedures for Tendering Shares" and the instructions to the letter of transmittal.

Once I have tendered shares in the
offer, can I change my mind?         Yes. If you tender your shares and change
                                     your mind, you may withdraw your shares at any time before our offer expires.

                                     In addition, after our offer expires, if we have not accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, Alma, Michigan time, on Friday, August 20, 2004. See "The Offer - Withdrawal Rights."

                                     To withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the back page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the depositary. See "The Offer - Withdrawal Rights."

What do you and the Board of
Directors think about this offer?    Our Board of Directors has approved this
                                     offer. However, neither we nor our Board of Directors nor the Dealer
                                     Manager/Information Agent are making any recommendation regarding whether you should tender or not tender your shares. You must decide to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial or tax advisor. See "The Offer - Purposes of and
                                     Reasons for the Offer."

What is a recent market price of my
shares? Our common stock is traded on the NASDAQ National Market System under the symbol "FBMI." On June 10, 2004, a date close to the date of this document, the last reported sales price of our common stock on the NASDAQ National Market was $27.08. We urge you to obtain more current market quotations for your shares. For trading information regarding the shares, you may call Howe Barnes Investments, Inc. toll free at (800) 929-4693. See "The Offer - Price Range of Shares; Dividends."

Will I have to pay brokerage
commissions or stock transfer tax
if I tender my shares to you?        If you are a registered shareholder and
                                     tender your shares directly to the
                                     depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. See "The Offer - Procedures for
                                     Tendering Shares."

                                     If you instruct the depositary in the
                                     letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See "The Offer - Purchase of Shares and Payment of Purchase Price."

What are the United States federal
income tax consequences if I tender
my shares to you?                    Generally, you will be subject to United
                                     States federal income taxation when you
                                     receive cash from us in exchange for the shares you tender. The cash you receive will be treated either as:

                                       o    a sale or exchange eligible for
                                            capital gains treatment; or

                                       o    a dividend subject to ordinary
                                            income tax rates

                                     See "The Offer - Federal Income Tax
                                     Consequences."

Whom do I contact if I have
questions about the offer?           Our Dealer Manager/Information Agent can
                                     help answer your questions. The Dealer
                                     Manager/Information Agent is Howe Barnes
                                     Investments, Inc. Their contact information appears on the back page of this document.

                           Forward-Looking Statements

      This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of our offer or other transactions described in this document. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "may," "will," "potential" and similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

      o the timing and occurrence or non-occurrence of events, including the conditions to our offer, may be subject to circumstances beyond our control;

      o there may be increases in competitive pressure among financial institutions or from non-financial institutions;

      o changes in the interest rate environment may reduce interest margins or may otherwise adversely affect lending operations;

      o changes in deposit flows, loan demand or real estate values may adversely affect our business;

      o changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

      o general economic conditions, either nationally or locally, in the markets in which we do business, or conditions in securities markets or the banking industry may be less favorable than we currently anticipate;

      o     legislation or regulatory changes may adversely affect our business;

      o technological changes may be more difficult or expensive than we anticipate;

      o success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or

      o litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate.

      All written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

                                    The Offer

1. Number of Shares; Price; Priority of Purchase.

      General. On the terms and subject to the conditions of our offer, we will purchase at a price of $30.00 per share, without interest, up to 500,000 of our common shares, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with the procedures set forth under "-- Withdrawal Rights."

      The term "expiration date" with respect to our offer means 5:00 p.m., Alma, Michigan time, on Friday, July 30, 2004, unless we, in our sole discretion, extend the period of time during which our offer will remain open. If extended by us, the term "expiration date" will mean the latest time and date at which our offer, as extended, will expire. See "-- Extension of Our Offer; Termination; Amendment" for a description of our right to extend, delay, terminate or amend our offer.

      Shares properly tendered and not properly withdrawn will be purchased upon the terms and conditions of our offer, including the odd lot, proration and conditional tender provisions described below. If more than 500,000 shares are tendered, shares tendered will be subject to proration, except for odd lots. In accordance with the rules of the Securities and Exchange Commission, we may, and we reserve the right to, purchase in our offer an additional amount of shares, not to exceed 2% of our outstanding common stock (approximately 111,944 shares), without amending or extending our offer. See "-- Extension of Our Offer; Termination; Amendment."

      All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned to you at our expense promptly following the expiration date.

      On the letter of transmittal you can specify the order in which portions of your shares will be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in our offer.

      You may withdraw your shares from our offer by following the procedures described under "-- Withdrawal Rights."

      If we:

      o     increase or decrease the price to be paid for shares,

      o increase the number of shares being sought in our offer by more than 2% of our outstanding common stock,

      o     decrease the number of shares being sought in our offer, or

      o     increase or decrease a dealer's soliciting fee,

      then our offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described under "-- Extension of Our Offer; Termination; Amendment." For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Alma, Michigan time.

      Our offer is not conditioned on any minimum number of shares being tendered. Our offer is, however, subject to other conditions. See "--Condition of Our Offer."

      Priority of Purchases. On the terms and subject to the conditions of the tender offer, if more than 500,000 shares have been properly tendered and not properly withdrawn before the expiration date, we will purchase properly tendered shares on the basis set forth below:

      o First, all shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined below and excluding shares held indirectly in our 401(k) Plan) who:

            o tenders all shares owned (beneficially or of record) by the odd lot holder (tenders of less than all the shares owned will not qualify for this preference); and

            o completes the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

      o Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described under "-- Conditional Tender Procedures," all other shares properly tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

      As a result, all the shares that you tender in our offer may not be purchased. This may (except for odd lots) occur if we receive more than 500,000 properly tendered shares.

      As we noted above, we may elect to purchase more than 500,000 shares in our offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater number of shares.

      Odd Lots. For purposes of our offer, the term "odd lots" means all shares properly tendered before the expiration date and not properly withdrawn by any person, referred to as an "odd lot holder," who owns, beneficially or of record, a total of fewer than 100 shares, not including any shares held indirectly in our 401(k) Plan, and certifies to that fact in the "Odd Lots" box on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described under "-- Procedures for Tendering Shares."

      This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.

      Any odd lot holder wishing to tender all its shares pursuant to our offer should complete the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

      Proration. If proration of tendered shares is required, we will determine the proration percentage promptly following the expiration date. Subject to the conditional tender procedures described under "-- Conditional Tender Procedures," proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders other than odd lot holders.

      Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described under "-- Procedures for Tendering Shares," and because of the odd lot procedures described above and the conditional tender procedures described under "-- Conditional Tender Procedures," we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until three to five business days after the expiration date. The preliminary results of any proration will be announced by press release as soon as practicable after the expiration date. Shareholders may obtain preliminary proration information from the Dealer Manager/Information Agent and may be able to obtain this information from their brokers. If the proration results are available prior to five business days, those results will be announced and payments will be completed prior to such designated time. Despite any proration, we will commence payment for tendered shares promptly after the expiration date.

      As described under "-- Federal Income Tax Consequences," the number of shares that we will purchase from a shareholder under our offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder's decision whether or not to tender shares. The letter of transmittal affords each shareholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a shareholder decide to do so for federal income tax reasons. In addition, shareholders may choose to submit a "conditional tender" under the procedures discussed under "-- Conditional Tender Procedures," in order to structure their tender for federal income tax reasons.

      2. Purposes of and Reasons for the Offer.

      We believe that the tender offer provides enhanced liquidity for our shareholders and is an attractive use of a portion of our available capital.

      o This tender offer provides enhanced liquidity to our shareholders by giving them an opportunity to sell all or a portion of their shares. Although our shares are quoted on the NASDAQ National Market, our daily trading volume is relatively low compared to many public companies with greater market capitalizations. This tender offer provides an opportunity for our shareholders to sell shares directly to us without negatively impacting the market for our stock.

      o Increased liquidity provided by this tender offer is important because, as of the date of this Offer to Purchase, it is likely our stock will be removed from the Russell 3000 Index. The Frank Russell Company is scheduled to reconstitute that index on June 25, 2004 based on company market capitalizations. Removal from the Russell 3000 Index will result in sales of our common stock by mutual funds which are indexed to the Russell 3000 Index.

      o We believe that this offer is beneficial to us and our shareholders because the reduction in the number of shares outstanding should result in an increase of earnings per share and return on equity and thereby increasing shareholder value. Consistent with this belief, we have purchased shares of our common stock in the open market and in negotiated transactions over the past few years. From January 1 through June 15, 2004 we repurchased an aggregate of 106,700 of our common shares. In 2003, we repurchased an aggregate of 176,100 shares of our common stock. These repurchases were limited by trading volumes in our stock and regulatory guidelines as to the number of shares that we can repurchase on any give day. These limitations do not apply to this tender offer. We therefore believe that this tender offer will allow us to purchase a greater number of shares in a shorter time period than we could purchase in the open market.

      In addition, we believe the offer may be attractive from the perspective of our shareholders, for the following reasons:

      o The offer also provides shareholders who are considering a sale of all or a portion of their shares the opportunity to sell their shares pursuant to the offer for cash without the usual transaction costs associated with market sales.

      o Any odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions for their sale of shares directly to us, but also will avoid any applicable odd lot discounts payable on sales of odd lots.

      o To the extent the purchase of shares in the offer results in a reduction in the number of shareholders of record, the costs to us for services to shareholders will be reduced.

      o The offer allows shareholders to sell a portion of their shares while retaining a continuing equity interest in Firstbank Corporation. Shareholders who determine not to accept the offer will increase their proportionate interest in Firstbank Corporation's equity, and thus in our future earnings and assets, subject to Firstbank Corporation's right to issue additional shares and other equity securities in the future.

      Our capital exceeds applicable regulatory standards and what we believe is necessary for our current expected growth. We believe that the tender offer is a desirable way to return excess capital to our shareholders. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the offer, we expect that we will continue to meet or exceed all minimum regulatory capital requirements.

      Effects of the Offer. As we described above, this offer will reduce the number of our issued and outstanding shares of common stock. Accordingly, if you do not tender, your percentage ownership interest in us after the offer will be greater than your percentage ownership interest before the offer. For shareholders who do not tender, there is no assurance that the price of the stock will not trade below the price being offered pursuant to the offer. For shareholders who do tender, there is a risk that the trading price of stock may increase as a result of the offer or for other reasons including the possibility that an unexpected acquisition of us at a premium could be attempted or occur in the future.

      Of course, we may issue additional common shares at any time, and these issuances will reduce your percentage ownership interest. As we discuss below, we also may purchase more of our stock, which would have the effect of increasing your percentage ownership interest.

      You may be able to sell shares that you do not tender or that are otherwise not purchased in our offer on the NASDAQ or otherwise. However, we cannot predict or assure you of the price at which you will be able to sell your shares, which may be higher or lower than the purchase price paid by us in this offer. Upon completion of this tender offer, we may, however, continue to purchase our shares in the future through purchases in the open market, private transactions or other tender offers or through any other means. Future purchases may be on terms that are more or less favorable to shareholders than this offer. However, SEC Rule 13e-4 generally prohibits us and our affiliates from purchasing any shares outside of our offer until ten business days after the expiration date of our offer. Any future purchases will depend on many factors, which include market conditions and the condition of our business.

      Shares that we acquire in our offer will become authorized but unissued shares, and will be available for us to issue without further shareholder action (except as required by applicable law or the rules of the NASDAQ or any securities exchange on which the shares are listed) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for Directors.

      Neither we nor our Board of Directors, nor the Dealer Manager/Information Agent make any recommendation to any shareholder as to whether to tender or not tender any shares. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in our offer, consult their own investment and tax advisors, and make their own decisions about whether to tender shares and, if so, how many shares to tender.

      Other Transactions. Except as described in this document, we currently have no plans, proposals or negotiations that relate to or would result in:

      o an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries,

      o a purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets that would be material to us and our subsidiaries taken as a whole,

      o a material change in our present dividend rate or policy, or in our indebtedness or capitalization,

      o any class of our equity securities ceasing to be authorized to be quoted in the NASDAQ Automated Quotation System,

      o termination of the registration of any class of our equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"),

      o a suspension of our obligation to file periodic and other reports under the Exchange Act,

      o     a change in our present Board of Directors or management,

      o     a material change in our corporate structure or business,

      o     an acquisition or disposition by any person of our securities, or

      o a change in our articles of incorporation, by-laws or other governing documents or an action that could impede the acquisition of control of us.

      Although we do not currently have any plans, other than as described in this document, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing shareholder value we may undertake or plan actions that relate to or could result in one or more of these events.

3. Procedures for Tendering Shares.

      Proper Tender of Shares. For your shares to be properly tendered, either
(1) or (2) below must happen:

            (1) The depositary must receive all of the following before or on the expiration date at the depositary's address on the back page of this document:

            o either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe below; and

            o any of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an "agent's message" of the type we describe below in the case of a book-entry transfer or (c) a specific acknowledgment in the case of a tender through the "automatic tender offer program" we describe below, and

            o     any other documents required by the letter of transmittal.

            (2) You must comply with the guaranteed delivery procedure set forth below.

      In addition, odd lot holders who tender all shares must complete the section captioned "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in "-- Number of Shares; Price; Priority of Purchase."

      If you tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares through the broker or bank.

      Dividend Reinvestment Plan. If you wish to tender shares held in book-entry form under our Dividend Reinvestment Plan, you must complete the box "Tender of Shares Held In the Dividend Reinvestment Plan" or the letter of transmittal and submit the letter of transmittal to the depositary. This procedure applies to all shares held in the Dividend Reinvestment Plan, including shares held in your name in book-entry form, shares you received upon reinvestment of dividends, and, if you are an employee of Firstbank Corporation, shares purchased with funds you contributed to our Employee Stock Purchase Plan.

      Firstbank Corporation 401(k) Plan. Participants in our 401(k) Plan are not eligible to tender shares they hold indirectly in the Firstbank Corporation Stock Fund in our 401(k) Plan.

      Endorsements and Signature Guarantees. Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

      o the letter of transmittal is signed by the registered holder of the shares tendered (which includes any participant in The Depository Trust Company, referred to as the "book-entry transfer facility", whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder, unless the holder has completed either the box captioned "Special Payment Instructions" or the box captioned "Special Delivery Instructions" on the letter of transmittal; or

      o shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an eligible guarantor institution.

See Instruction 1 of the letter of transmittal.

      On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal or you are completing either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the letter of transmittal, then

      o your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates, and

      o the signature on (1) the letter of transmittal and (2) on your certificates or stock power must be guaranteed by an eligible guarantor institution.

      Method of Delivery. Payment for shares tendered and accepted for payment under our offer will be made only after timely receipt by the depositary of all of the following:

      o certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the depositary's account at the book-entry transfer facility as described below;

      o any of a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof, an agent's message in the case of a book-entry transfer or the specific acknowledgment in the case of a tender through the automated tender offer program; and

      o     any other documents required by the letter of transmittal.

      The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

      All deliveries in connection with our offer, including a letter of transmittal, and certificates for shares, must be made to the depositary and not to us or the Dealer Manager/Information Agent. Any documents delivered to us or the Dealer Manager/Information Agent will not be forwarded to the depositary and therefore will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

      Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of our offer at the book-entry transfer facility within two business days after the date of this document. Any institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary's account in accordance with the book-entry transfer facility's procedures for transfer.

      Even if delivery of shares is made through a book-entry transfer into the depositary's account at the book-entry transfer facility, either (1) or (2) below must occur:

            (1) The depositary must receive all of the following before or on the expiration date at the depositary's address on the back page of this document:

            o Any one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an agent's message as described below in the case of a book-entry transfer or (c) a specific acknowledgment in the case of a tender through the automated tender offer program, and

            o     Any other documents required by the letter of transmittal; or

            (2) The guaranteed delivery procedure described below must be followed.

      Delivery of the letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

      The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against them.

      Participants in the book-entry transfer facility also may tender their shares in accordance with the "automated tender offer program" to the extent it is available to them for the shares they wish to tender. A shareholder tendering through the automated tender offer program must expressly acknowledge that the shareholder has received and agrees to be bound by the letter of transmittal and that we may enforce such agreement against them.

      Guaranteed Delivery. If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

            o the tender is made by or through an eligible guarantor institution;

            o the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

            o all of the following are received by the depositary within three NASDAQ trading days after the date of receipt by the depositary of the notice of guaranteed delivery:

            o     the certificates for the shares, and

            o a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, and

            o     any other documents required by the letter of transmittal.

      Stock Option Plans. We are not offering, as part of the offer, to purchase any of the options outstanding under our Stock Option and Restricted Stock Plan of 1993 or under our Stock Option and Restricted Stock Plan of 1997 and tenders of such options will not be accepted. In no event are any options to be delivered to the depositary in connection with a tender of shares hereunder. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of our offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder and our interpretation of the terms of our offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine. Neither we, nor any of the depositary, the Dealer Manager/Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

      Your Representation and Warranty; Our Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

      o you have a "net long position" in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and

      o     the tender of shares complies with Rule 14e-4.

      It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period, the person so tendering

      o has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

      o will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

      Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

      Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

      Return of Unpurchased Shares. If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of our offer or the proper withdrawal of the shares, as applicable. Shares will be returned without expense to the shareholder.

      Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 30% of the gross proceeds payable to a shareholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering shareholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the depositary that the shareholder is not subject to backup withholding.

      Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. The applicable form can be obtained from the depositary. See Instruction 12 of the letter of transmittal.

      To prevent federal backup withholding tax equal to 30% of the gross payments made to shareholders for shares purchased under our offer, each shareholder who does not otherwise establish an exemption from such withholding must provide the depositary with the shareholder's correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included with the letter of transmittal.

      For a discussion of United States federal income tax consequences to tendering shareholders, see "-- Federal Income Tax Consequences."

      Lost or Destroyed Certificates. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Registrar and Transfer Company, the transfer agent for our shares, between 8:00 a.m. and 5:00 p.m., New York, New York at (800) 368-5948 for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact Registrar and Transfer Company immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

      Dissenters' Rights. No dissenters' rights are available to shareholders in connection with the offer under applicable Michigan law.

4. Withdrawal Rights.

      Shares tendered may be withdrawn at any time before the expiration date and, unless accepted for payment by us after the expiration date, may also be withdrawn at any time after 12:00 midnight, Alma, Michigan time, on Friday, August 20, 2004. Except as provided in this Section 4 and under "-- Procedures For Tendering Shares," tenders of shares are irrevocable.

      For a withdrawal to be effective, a written notice of withdrawal must be timely received by the depositary at its address or facsimile number appearing on the back page of this document. Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

      All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, and our determination will be final and binding. Neither we, nor any of the depositary, the Dealer Manager/Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of our offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described under "-- Procedures for Tendering Shares."

      If we extend our offer, if we are delayed in our purchase of shares or are unable to purchase shares under our offer for any reason, then, without prejudice to our rights under our offer, the depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this "-- Withdrawal Rights" section of our offer.

5. Purchase of Shares and Payment of Purchase Price.

      Upon the terms and conditions of our offer, promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn.

      For purposes of our offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn, subject to the odd lot priority, conditional tender and proration provisions of our offer, only when, as and if we give oral or written notice to the depositary of our acceptance of the shares for payment.

      Upon the terms and conditions of our offer, promptly after the expiration date, we will accept for payment and pay the purchase price for 500,000 shares, subject to increase or decrease as provided under "-- Number of Shares; Price; Priority of Purchase," and "-- Extension of Our Offer; Termination; Amendment," if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price of $30.00 per share.

      We will pay for shares purchased under our offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

      In the event of proration, we will determine the proration percentage and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration or to be able to commence payment for shares purchased until approximately three to five business days after the expiration date.

      We will not pay interest on the purchase price regardless of any delay in making such payment. In addition, if certain events occur, we may not be obligated to purchase shares in our offer. See the conditions to our offer under "-- Conditions of Our Offer."

      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under our offer. If, however, (a) payment of the purchase price is to be made to any person other than the registered holder, (b) shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or (c) certificates representing tendered shares are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 9 of the letter of transmittal.

      Any tendering shareholder or other payee who fails to complete fully, sign and return to the depositary the substitute form W-9 included with the letter of transmittal may be subject to federal income backup withholding tax of 30% of the gross proceeds paid to the shareholder or other payee under our offer. See "--Procedures for Tendering Shares." Also see "--Federal Income Tax Consequences" regarding additional United States federal income tax consequences.

6. Conditional Tender Procedures.

      Under certain circumstances and subject to the exceptions for odd lot holders described under "-- Number of Shares; Price; Priority of Purchase," we may prorate the number of shares purchased pursuant to our offer. As discussed under "-- Federal Income Tax Consequences," the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder's decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of shares pursuant to our offer in such a manner that the purchase will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that all or a specified minimum number of the shareholder's shares tendered pursuant to a letter of transmittal or notice of guaranteed delivery must be purchased if any of the shareholder's tendered shares are purchased. If you are an odd lot holder and you tender all of your shares, you cannot conditionally tender, since your shares will not be subject to proration. Each shareholder is urged to consult with his or her own tax advisor.

      If you wish to make a conditional tender you must indicate this in the box captioned "Conditional Tender" in the letter of transmittal or, if applicable, the notice of guaranteed delivery. In this box in the letter of transmittal or the notice of guaranteed delivery, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After our offer expires, if greater than 500,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

      After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 500,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 500,000 shares. In selecting among these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

      All shares tendered by a shareholder subject to a conditional, tender pursuant to the letter of transmittal or notice of guaranteed delivery, regarded as withdrawn as a result of proration and not eventually purchased will be returned promptly after the expiration date without any expense to the shareholder.

7. Conditions of Our Offer.

      Offer Subject to Conditions. Notwithstanding any other provision of our offer, we will not be required to accept for purchase or purchase any shares, and we may postpone the acceptance for purchase of, or the purchase of shares tendered, and may cancel, terminate or amend our offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

      Avoidance of Rule 13e-3 Transaction Condition. We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a "going private transaction" under Rule 13e-3 of the Securities Exchange Act of 1934, that is,

      o if our purchase of shares pursuant to this offer would result in our common shares being held of record by fewer than 300 persons; or

      o if our purchase of shares pursuant to this offer would result in our common shares no longer being authorized for trading on the NASDAQ National Market System.

      As of June 10, 2004, there were 1,687 record holders of our shares.

      This condition is a nonwaivable condition to our offer.

No Legal Prohibition Condition

      We will not be obligated to close our offer, if any of the following occur:

      o there shall have been any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of our offer, the acquisition of some or all of the shares under our offer or otherwise relates in any manner to our offer, including the other conditions to our offer;

      o there shall have been any action taken or pending, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

            o make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of our offer; or

            o delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares.

      Material Adverse Change Condition. We will not be obligated to close our offer, if after June 15, 2004, any of the following has occurred:

      o any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

      o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

      o the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories;

      o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or adverse change in, the financial or capital markets generally, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;

      o any significant decrease in the market price of our common shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations or prospects or the trading of our common shares; or

      o any change or changes in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may be material and adverse to us or our subsidiaries.

      We reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, on or before the expiration date. All conditions, other than those subject to applicable law, will be satisfied or waived on or before expiration of the offer and not when shares are accepted for payment.

Effect of Failing to Satisfy Conditions

      If any of the conditions have not been satisfied or, if waivable, waived by the expiration date, we may elect either to:

      o extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering shareholder to withdraw his or her shares;

      o waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

      o terminate our offer and purchase none of the shares and return all tendered shares.

      We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived.

8. Price Range of Shares; Dividends.

      Share Prices. Our common stock trades on the NASDAQ National Market System under the trading symbol "FBMI." The following table sets forth, for the fiscal quarters indicated, the intraday high and low sale prices per share on the NASDAQ and the cash dividends declared per share on our common stock. Prices have been adjusted to reflect stock dividends.

                                                                 Dividend Paid
  Fiscal Year                             High ($)    Low ($)    Per Share ($)
  -----------                             --------    -------    -------------
  2002:
  1st Quarter...........................  19.95       17.96      .1632
  2nd Quarter...........................  21.77       18.70      .1723
  3rd Quarter...........................  22.67       20.41      .1723
  4th Quarter...........................  24.20       20.32      .1723
  2003:
  1st Quarter...........................  28.06       23.90      .1809
  2nd Quarter...........................  32.19       27.69      .1905
  3rd Quarter...........................  34.52       28.41      .1905
  4th Quarter...........................  31.90       29.79      .1905
  2004:
  1st Quarter...........................  31.23       26.51      .20
  2nd Quarter (through June 10, 2004)...  27.59       26.16      .21(1)

(1)   To be paid June 17, 2004, to shareholders of record as of May 28, 2004.

      On June 10, 2004, a date close to the date of this document, the closing price of our common stock on the NASDAQ was $27.08. We urge you to obtain more current market quotations for our common stock. For trading information, you may call Howe Barnes Investments, Inc. toll free at (800) 929-4693.

9. Source and Amount of Funds.

      Assuming that 500,000 shares are tendered in the offer, the aggregate purchase price paid by us will be $15,000,000. We expect that our fees and expenses for the offer will total approximately $125,000.

      We anticipate that the funds necessary to purchase shares tendered in our offer, as well as to pay related fees and expenses, will be obtained by borrowing under our $25 million line of credit with LaSalle Bank, Chicago, Illinois. Under this line of credit, we may choose a variable interest rate of either LaSalle Bank's prime commercial borrowing rate, or LIBOR plus 2.25%. As of June 15, 2004, we had no outstanding borrowings under this line of credit. The loan agreements governing this line of credit contain covenants customary for loan agreements of this type. We are in compliance with all covenants related to the line of credit as of the date hereof. The collateral for this line of credit consists of all outstanding capital stock of Firstbank - Alma, Firstbank (Mt. Pleasant) and Firstbank - West Branch. We intend to repay borrowings made to finance the purchase of shares purchased in the tender offer using cash from our consolidated operations. We believe that the borrowings under the line of credit will be sufficient to purchase shares tendered in the offer and we have no alternative financing plans. The tender offer is not subject to the receipt of financing.

10. Information About Us.

      We are a bank holding company. We hold all of the outstanding stock of Firstbank--Alma, Firstbank (Mount Pleasant), Firstbank--West Branch, Firstbank--Lakeview, Firstbank--St. John's, and Gladwin Land Company, Inc. (a real estate appraisal company). We conduct general commercial banking through our 5 locations, all of which are full service, community banks offering all customary banking services. Those services include the acceptance of checking, savings and time deposits, and the making of commercial, mortgage (principally single family), home improvements, automobile, and other consumer loans. We offer trust services to our customers through Citizens Bank Wealth Management in the Firstbank--Alma main office.

      We are located at 311 Woodworth Avenue, P.O. Box 1029, Alma, Michigan 48801 and our telephone number is (989) 463-3131.

      Summary Financial Information. The following summary unaudited historical consolidated financial data has been derived from our consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. Copies of these reports may be obtained as described below in this Section 10 under "Additional Information". The income statement data for the three months ended March 31, 2004 and the balance sheet data as of March 31, 2004 have been derived from our condensed consolidated financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for such period.

      The following summary also includes unaudited pro forma financial data for the same periods, giving effect to the tender offer for the purchase of 500,000 shares at $30.00 per share. The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the tender offer had been completed at the date indicated or that may be obtained in the future.

                     FIRSTBANK CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)

                                                                            Historical as of   Pro Forma as of
                                                                             March 31, 2004     March 31, 2004
                                                                             --------------     --------------
                                                                              (unaudited)        (unaudited)
ASSETS
Cash and due from banks............................................            $  21,579         $  21,579
Short term investments.............................................               11,858            11,858
                                                                               ---------         ---------

     Total cash and cash equivalents...............................               33,437            33,437

Securities available for sale......................................               64,122            64,122
Federal Home Loan Bank stock.......................................                5,184             5,184
Loans held for sale................................................                2,672             2,672

Loans, net of allowance of loan losses of $11,292..................              627,409           627,409
Premises and equipment, net........................................               17,931            17,931
Acquisition goodwill...............................................                4,880             4,880
Other intangibles..................................................                2,622             2,622
Accrued interest receivables and other assets......................               13,770            13,770
                                                                               ---------         ---------

     TOTAL ASSETS..................................................            $ 772,027         $ 772,027
                                                                               =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits:
     Non-interest bearing accounts.................................            $  91,110         $  91,110
     Interest bearing accounts:
          Demand...................................................              189,767           189,767
          Savings..................................................               99,877            99,877
          Time.....................................................              195,850           195,850
                                                                               ---------         ---------
     Total deposits................................................              576,604           576,604

Securities sold under agreements to repurchase
     and overnight borrowings......................................               27,386            27,386
Federal Home Loan Bank advances....................................               72,612            72,612
Notes Payable......................................................                  115            15,115
Accrued interest and other liabilities.............................               10,072            10,072
                                                                               ---------         ---------
     Total Liabilities.............................................              686,789           701,789

SHAREHOLDERS' EQUITY
     Preferred stock; no par value, 300,000 shares authorized,
        None issued
     Common stock, 10,000,000 shares authorized; 5,589,389
        shares issued and outstanding as of March 31, 2004.........               73,535            58,535
     Retained earnings.............................................               10,749            10,749
     Accumulated other comprehensive income........................                  954               954
                                                                               ---------         ---------
          Total Shareholders' Equity...............................               85,238            70,238

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............            $ 772,027         $ 772,027
                                                                               =========         =========

Selected data and ratios:
Total shares outstanding...........................................            5,589,389         5,089,389
Book value per share...............................................            $   15.22         $   12.25
Tangible book value per share......................................            $   13.91         $   10.91
Tier 1 leverage ratio..............................................                 9.85%             7.70%
Tier 1 risk-based capital ratio....................................                12.42%             9.71%
Total risk-based capital ratio.....................................                13.67%            10.96%

                     FIRSTBANK CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                                 March 31, 2004
                  (Dollars in thousands, except per share data)

                                                        Historical       Pro Forma
                                                       Three Months     Three Months
                                                           Ended           Ended
                                                      March 31, 2004   March 31, 2004
                                                      --------------   --------------
                                                        (unaudited)      (unaudited)
Interest Income:
   Interest and fees on loans........................    $  10,180        $  10,180
   Securities
      Taxable........................................          383              383
      Exempt from Federal Income Tax.................          242              242
   Short term investments............................           24               24
                                                         ---------        ---------

          Total Interest Income......................       10,829           10,829
Interest Expense:
   Deposits..........................................        1,786            1,786
   FHLB advances and other...........................        1,030            1,179
                                                         ---------        ---------

          Total Interest Expense.....................        2,816            2,965
          Net Interest Income........................        8,013            7,864
   Provision for loan losses.........................         (191)            (191)
                                                         ---------        ---------

   Net Interest Income after provision for loan .....        8,204            8,055
Noninterest Income:
   Gain on sale of mortgage loans....................          784              784
   Service charges on deposit accounts...............          649              649
   Gain (loss) on sale of securities.................            0                0
   Mortgage servicing, net of amortization...........          (20)             (20)
   Other.............................................          952              952
                                                         ---------        ---------

          Total Noninterest Income...................        2,365            2,365
Noninterest Expense:
   Salaries and employee benefits....................        3,941            3,941
   Occupancy and equipment...........................          969              969
   Amortization of intangibles.......................           76               76
   FDIC insurance premium............................           22               22
   Michigan single business tax......................           21               21
   Other.............................................        1,574            1,574
                                                         ---------        ---------

          Total Noninterest Expense..................        6,603            6,603

Income before federal income taxes...................        3,966            3,817
Federal income taxes.................................        1,285            1,234
                                                         ---------        ---------

NET INCOME...........................................    $   2,681        $   2,583
                                                         ---------        ---------

   Comprehensive Income..............................    $   2,669        $   2,571
                                                         ---------        ---------

   Basic Earnings Per Share..........................    $    0.48        $    0.53
                                                         ---------        ---------

   Diluted Earnings Per Share........................    $    0.47        $    0.51
                                                         ---------        ---------

Selected data:

   Return on equity..................................        12.71%           14.79%

Notes to Unaudited Pro Forma Financial Information

(1) The balance sheet data gives effect to the purchase of 500,000 shares as of the balance sheet date. The income statement data gives effect to the purchase of 500,000 shares as of the beginning of the period presented.

(2) No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material.

(3) The pro forma information assumes that we would have used our line of credit to finance the stock purchase and assumes the related impact on interest expense.

      Additional Information. We are subject to the information and reporting requirements of the Securities Exchange Act, and in accordance with such laws we file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer.

      You may read and copy the reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      Our website on the Internet is at http://www.firstbank-corp.com. You can also access our Issuer Tender Offer Statement on Schedule TO, and other documents we file with the SEC, on our website.

      Incorporation by Reference. The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents, which are incorporated by reference, contain important information about us.

SEC Filings                                                                            Date Filed
-----------                                                                            ----------
Annual Report on Form 10-K for year ended December 31, 2003......................      March 16, 2004
Proxy Statement for 2004  Annual Meeting of Shareholders.........................      March 16, 2004
Quarterly Report on Form 10-Q for quarter ended March 31, 2004...................      May 7, 2004

      You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at 311 Woodworth Ave, Alma, Michigan 48801, telephone: (989) 463-3131. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC's website. Such documents may also be inspected at the SEC's Public Reference Room described above.

11. Information About Our Shares; Interest of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares.

      Shares Outstanding. As of June 10, 2004, we had 5,597,205 issued and outstanding common shares.

      The 500,000 shares that we are offering to purchase represent approximately 8.9% of our issued and outstanding common shares as of June 10, 2004. Assuming that we purchase all 500,000 shares that we are offering to purchase, the number of our issued and outstanding shares would be reduced to 5,097,205 immediately after the offer.

      Interest of Directors, Executive Officers. Our proxy statement for our 2004 annual shareholders meeting contains information about our directors and executive officers, including information relating to stock ownership, and agreements concerning our securities, including stock option grants. This proxy statement is incorporated by reference into this document.

      The following table shows certain information concerning the number of shares of Common Stock held by the only shareholder who is known to our management to be the beneficial owner of more than five percent of our outstanding shares of common stock as of June 10, 2004.

                               Amount and Nature of Beneficial Ownership(1)

Name and Address            Sole Voting and         Shared Voting or         Total Beneficial   Total Percent
of Beneficial Owner         Investment Power        Investment Power(2)(3)   Ownership          of Class
--------------------        -----------------       ----------------------   ---------          --------
Firstbank Corporation               0               320,452                  320,452(3)         5.7%
401(k) Plan
311 Woodworth Avenue
Alma, Michigan 48801

      The following table shows certain information concerning our shares beneficially owned by each of our directors, executive officers and by all directors and executive officers as a group as of June 10, 2004.


                                                                       Amount and Nature of Beneficial Ownership (1)
                                                   --------------------------------------------------------------------------------
                                                      Sole and Voting       Shared Voting
                                                      and Investment        or Investment      Total Beneficial         Percent of
Name of Beneficial Owner                                  Power               Power (2)            Ownership              Class
------------------------                           --------------------   -----------------  -----------------------  -------------
William L. Benear .............................          17,132 (4)(5)                0             17,132 (4)(5)           *

Duane A. Carr .................................               0                  17,348             17,348                  *

David W. Fultz ................................               0                     500                500 (2)              *

William E. Goggin .............................          12,817                   1,761             14,578 (2)              *

Edward B. Grant ...............................               0                   8,039              8,039 (2)              *

David L. Miller ...............................           8,283 (4)(5)                0              8,283 (4)(5)           *

Dale A. Peters ................................          14,640 (4)(5)            9,276             23,916 (2)(4)(5)        *

David D. Roslund ..............................           2,828                     601              3,429 (2)              *

James M. Taylor ...............................           8,569 (4)(5)            3,844             12,413 (2)(5)(5)        *

Samuel A. Smith ...............................           1,152                   3,547              4,699 (2)              *

Samuel G. Stone ...............................          12,542 (4)(5)                0             12,542 (4)(5)           *

Thomas R. Sullivan ............................          37,734 (4)(5)                0             37,734 (4)(5)           *

James E. Wheeler II ...........................          15,438 (4)(5)           15,407             30,845 (2)(4)(5)        *

All Directors and Executive Officers
   as a Group (13 Persons) ....................         131,135                  60,323            191,458                3.9%

* Represents less than 1 percent of the outstanding shares.

(1) The numbers of shares stated are based on information furnished by each person listed and includes shares personally owned of record by that person and shares which under applicable regulations are deemed to be otherwise beneficially owned by that person. Under these regulations a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power or investment power with respect to the security. Voting power includes the power to vote or to direct the voting of the security. Investment power includes the power to dispose or to direct the disposition of the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.

(2) Includes shares as to which the indicated person is legally entitled to share voting or investment power by reason of joint ownership, trust, or other contract or property right and shares held by spouses and children over whom the indicated person may have substantial influence by reason of the relationship.

(3) ABN AMRO Trust Services Company serves as the trustee of the 401(k) plan. The trustee has voting and limited investment power over shares, if any, held by the 401(k) trust, which have not been allocated to individual accounts and limited investment power over shares which have been allocated to individual accounts. David L. Miller, an officer of the Corporation, is the plan administrator and directs the trustee as to the voting of the shares held by the 401(k) trust that have not been allocated to an individual account, if any. The plan administrator disclaims beneficial ownership of shares held by the 401(k) (except shares allocated to his individual account under the 401(k)) and 401(k) shares that are not reported as beneficially owned by the administrator, unless the shares have been allocated to his individual account under the 401(k).

      At the November 2002 Board of Directors meeting, the Directors approved terminating the ESOP provisions of the 401(k) plan. The ESOP, invested entirely in Firstbank Corporation stock, restricted the participant's ability to diversify. During March 2003, each participant was given various options to roll-over their ESOP balance to a qualified plan, including Firstbank Corporation 401(k), or take a distribution. At that time, participants that rolled their balances into the Firstbank Corporation 401(k) plan made new investment elections.

(4)   Includes shares allocated to individual accounts under the 401(k).

(5) Shares that may be acquired pursuant to stock options that are exercisable within 60 days are included in the table. The number of shares subject to such options for Mr. Benear is 15,698 shares; Mr. Miller is 6,299 shares; Mr. Peters is 14,640 shares; Mr. Stone is 8,147 shares; Mr. Sullivan is 10,264 shares; Mr. Taylor is 6,837 shares; and Mr. Wheeler is 11,236 shares.

      Transactions and Arrangements Concerning Shares. Based on our records and information provided to us by our Directors, executive officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries, nor, to the best of our knowledge, any of our Directors or executive officers or any associates or subsidiaries thereof, have effected any transactions in our shares during the 60 days before May 31, 2004, except customary and ongoing purchases of shares through reinvestment of dividends under our Dividend Reinvestment Plan, employee purchases of shares from us under our Employee Stock Purchase Plan and 401(k) Plan, stock option exercises, pursuant to previous elections made by those directors. We expect purchases under our Dividend Reinvestment Plan, Employee Stock Purchase Plan and 401(k) Plan to continue, based on elections in effect and present patterns, prior to the expiration of our offer.

      Our executive officers have been awarded options to acquire our common shares under our stock option plans. Our directors each receive an annual grant of 400 shares of our common stock as part of their compensation. The Board Chairman receives an additional grant of 100 shares.

      Except as otherwise described in this document, and except for customary margin accounts maintained at a broker by some of our Directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, Directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.


      One of our officers has indicated to us that he may tender approximately 3,000 shares pursuant to this offer. However, he has not committed to the offer and is not obligated to participate in the offer.

      Recent Transactions. We have purchased a total of 11,300 shares of our common stock in market transactions on NASDAQ during the 60 days preceding June 15, 2004, as described in the following chart:

       Transaction Date                 Number of Shares         Price Per Share
       ----------------                 ----------------         ---------------

       April 29, 2004                         1,500                   $ 27.13
       May 3, 2004                              500                   $ 26.71
       May 6, 2004                            1,500                   $ 26.74
       May 10, 2004                           1,500                   $ 26.84
       May 11, 2004                             400                   $ 26.86
       May 12, 2004                           1,500                   $ 26.97
       May 13, 2004                             600                   $ 27.10
       May 17, 2004                             800                   $ 26.93
       May 18, 2004                           1,500                   $ 26.97
       May 19, 2004                           1,500                   $ 26.81

      In addition, certain of our directors have received or sold shares of our common stock during the 60 days preceding June 15, 2004. On May 7, 2004, Firstbank Corporation issued shares to the following individuals as compensation for serving as a director of Firstbank Corporation and, in certain cases, for also serving as a director of a subsidiary: 500 shares to Mr. Carr, 500 shares to Mr. Fultz, 500 shares to Mr. Goggin, 400 shares to Mr. Grant, 400 shares to Mr. Roslund, and 500 shares to Mr. Smith. On May 7, 2004, Mr. Smith purchased 44 shares from Firstbank Corporation for $27.13 per share. On May 25, 2004, Firstbank issued shares to the following directors for serving as directors of subsidiaries: 200 shares to Mr. Grant, 200 shares to Mr. Goggin and 100 shares to Mr. Roslund. On May 7, 2004, the closing price per share on the NASDAQ National Market was $26.82 and on May 25 the closing price was $26.69. On June 8, 2004, Mr. Fultz sold 2,865 shares in the NASDAQ National Market for $27.00 per share.

12. Effects of Our Offer on the Market for Our Shares; Registration Under The Exchange Act.

      As of June 10, 2004, there were 5,597,205 shares of our common stock outstanding. The purchase of shares pursuant to our offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of holders of our common stock. Nonetheless, we believe that there will still be a sufficient number of shares outstanding and publicly traded following our offer to ensure a continued trading market in the shares. Based on the published guidelines of the NASDAQ National Market System, we believe that, following our purchase of shares pursuant to this offer, our remaining shares of common stock will continue to qualify to be quoted on the NASDAQ National Market System. We have conditioned our offer so that we may cancel the offer, and not purchase any shares, if following the offer our common stock would not qualify to be quoted on the NASDAQ National Market System.

      Our common stock is registered under the Securities Exchange Act of 1934, which requires, among other things, that we furnish certain information to our shareholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission's proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares pursuant to our offer will not result in the shares becoming eligible for deregistration or not subject to the reporting obligations under the Securities Exchange Act of 1934. We have conditioned our offer so that we may cancel the offer, and not purchase any shares, if the offer would result in common shares being held of record by fewer than 300 persons. As of June 10, 2004, there were 1,687 holders of record of our common shares.

      Our shares are now "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under our offer, our shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin rules and regulations.

      The Bank Holding Company Act and the Change in Bank Control Act each set forth thresholds with respect to the ownership of voting shares of a bank holding company of 5% to 10%, respectively, over which the owner of such voting shares may be determined to control such bank holding company. If, as a result of the offer, the ownership interest of any shareholder of ours is increased over these thresholds, such shareholder may be required to reduce its ownership interest in us or file a notice with regulators. Each shareholder whose ownership interest may be so increased is urged to consult the shareholder's own legal counsel with respect to the consequences to the shareholder of the offer.

13. Legal Matters; Regulatory Approvals.

      Except as otherwise described in this document, we are not aware of any license or regulatory permit material to our business that would be adversely affected by our acquisition of shares as contemplated by our offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency (domestic, foreign or supranational) that would be required for our acquisition or ownership of shares as contemplated by our offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in response to our offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

14. Federal Income Tax Consequence.

      The following summary describes the material United States federal income tax consequences relating to our offer. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations under the Internal Revenue Code, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shareholders who hold shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Internal Revenue Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, persons who hold shares as a position in a "straddle" or as apart of a "hedging," "conversion" or "constructive sale" transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, this discussion applies only to "United States holders" (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in our offer. For purposes of this discussion, a "United States holder" means:

      o     a citizen or resident of the United States;

      o a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

      o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

      o a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

      Holders of shares who are not United States holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of our offer.

      Shareholders are urged to consult their tax advisor to determine the particular tax consequences to them of participating or not participating in our offer.

      Characterization of the Purchase. The purchase of a United States holder's shares by us in our offer will be a taxable transaction for United States federal income tax purposes. As a consequence of the purchase, a United States holder will, depending on the United States holder's particular circumstances, be treated either as having sold the United States holder's shares or as having received a distribution in respect of stock from us.

      Under Section 302 of the Internal Revenue Code, a United States holder whose shares are purchased by us under our offer will be treated as having sold its shares, and thus will recognize capital gain or loss if the purchase:

      o results in a "complete termination" of the United States holder's equity interest in us;

      o results in a "substantially disproportionate" redemption with respect to the United States holder; or

      o is "not essentially equivalent to a dividend" with respect to the United States holder.

      Each of these tests, referred to as the "Section 302 tests," is explained in more detail below.

      If a United States holder satisfies any of the Section 302 tests explained below under the caption "Section 302 Tests," the United States holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under our offer and the United States holder's adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder's holding period for the shares that were sold exceeds one year as of the date of purchase by us under our offer. Specified limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by us from a United States holder under our offer. A United States holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under our offer if less than all of its shares are tendered under our offer, and the order in which different blocks will be purchased by us in the event of proration under our offer. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation.

      If a United States holder does not satisfy any of the Section 302 tests explained below, the purchase of a United States holder's shares by us under our offer will not be treated as a sale or exchange under Section 302 of the Internal Revenue Code with respect to the United States holder. Instead, the entire amount received by a United States holder with respect to the purchase of its shares by us under our offer will be treated as a dividend distribution to the United States holder with respect to its shares under Section 301 of the Internal Revenue Code, taxable at ordinary income tax rates, to the extent of the United States holder's share of our current and accumulated earnings and profits (within the meaning of the Internal Revenue Code). To the extent the amount of the distribution exceeds the United States holder's share of our current and accumulated earnings and profits, the excess first will be treated as a tax- free return of capital to the extent of the United States holder's adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a United States holder's shares by us under our offer is treated as the receipt by the United States holder of a dividend, the United States holder's adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder.

      We cannot predict whether or the extent to which our offer will be oversubscribed. If our offer is oversubscribed, proration of tendered shares under our offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that we will purchase a sufficient number of a United States holder's shares under our offer to ensure that the United States holder receives sale treatment, rather than dividend treatment, for United States federal income tax purposes under the rules discussed below.

      Constructive Ownership of Stock and Other Issues. In applying each of the
Section 302 tests explained below, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Internal Revenue Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals, trusts and entities as well as shares that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under our offer qualifies for sale treatment in their particular circumstances.

      Section 302 Tests. One of the following tests must be satisfied in order for the purchase of shares by us under our offer to be treated as a sale or exchange for federal income tax purposes:

      o Complete Termination Test. The purchase of a United States holder's shares by us under our offer will result in a "complete termination" of the United States holder's equity interest in us if all of the shares that are actually owned by the United States holder are sold under our offer and (1) all of the shares that are constructively owned by the United States holder, if any, are sold under our offer or, (2) with respect to shares owned by certain related individuals, the United States holder effectively waives, in accordance with
            Section 302(c) of the Internal Revenue Code, attribution of shares which otherwise would be considered as constructively owned by the United States holder. United States holders wishing to satisfy the "complete termination" test through waiver of the constructive ownership rules should consult their tax advisors.

      o Substantially Disproportionate Test. The purchase of a United States holder's shares by us under our offer will result in a "substantially disproportionate" redemption with respect to the United States holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the United States holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the United States holder immediately before the purchase (treating as outstanding all shares purchased under our offer).

      o Not Essentially Equivalent to a Dividend Test. The purchase of a United States holder's shares by us under our offer will be treated as "not essentially equivalent to a dividend" if the reduction in the United States holder's proportionate interest in us as a result of the purchase constitutes a "meaningful reduction" given the United States holder's particular circumstances. Whether the receipt of cash by a shareholder who sells shares under our offer will be "not essentially equivalent to a dividend" will depend upon the shareholder's particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a "meaningful reduction." United States holders should consult their tax advisors as to the application of this test in their particular circumstances.

      Corporate Shareholder Dividend Treatment. In the case of a corporate United States holder, to the extent that any amounts received under our offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate United States holder pursuant to our offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Internal Revenue Code. Corporate United States holders should consult their own tax advisors as to the application of Section 1059 of the Internal Revenue Code to our offer, and to the tax consequences of dividend treatment in their particular circumstances.

      Shareholders Who Do Not Receive Cash Under Our Offer. Shareholders whose shares are not purchased by us under our offer will not incur any tax liability as a result of the completion of our offer.

      Backup Withholding Tax. See "-- Procedures for Tendering Shares" with respect to the application of United States federal backup withholding tax.

We urge you to consult your tax advisor to determine the particular tax consequences to you of our offer, including the applicability and effect of state, local and foreign tax laws.

15. Extension of Our Offer; Termination; Amendment.

      We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which our offer is open and to delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. Our reservation of the right to delay acceptance for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of our offer.

      We also reserve the right, in our sole discretion, to terminate our offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares if any conditions to our offer fail to be satisfied by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of our offer.

      Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not any of the events or conditions described under "-- Conditions of Our Offer" have occurred or are deemed by us to have occurred, to amend our offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in our offer to holders of shares or by decreasing or increasing the number of shares being sought in our offer. Amendments to our offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Alma, Michigan time, on the next business day after the last previously scheduled or announced expiration date.

      Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through prnewswire or another comparable news service.

      If we materially change the terms of our offer or the information concerning our offer, we will extend our offer to the extent required by Rule 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. This rule provides that if we undertake any of the following actions:

      o     increase or decrease the price to be paid for the shares,

      o increase the number of shares being sought in our offer by more than 2% of our outstanding common stock,

      o     decrease the number of shares being sought in our offer, or

      o     increase or decrease a dealer's soliciting fee,

then in each case the tender offer will be extended until the expiration of the period of ten business days.

16. Fees and Expenses.

      We have retained Howe Barnes Investments, Inc. to act as our Dealer Manager/Information Agent in connection with our offer. Howe Barnes Investments, Inc. as Dealer Manager/Information Agent, may contact shareholders by mail, telephone, facsimile, telex, other electronic means and personal interviews, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the offer to beneficial owners.

      We have agreed to pay Howe Barnes Investments, Inc. a nonrefundable retainer of $25,000 and an additional fee of $0.10 per share tendered for purchase pursuant to this offer. Howe Barnes Investments, Inc. will also be reimbursed for certain out-of-pocket expenses. Howe Barnes Investments, Inc. will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with this offer.

      We will pay the depositary, Registrar and Transfer Company, reasonable and customary compensation for its services in connection with our offer, plus reimbursement for out-of-pocket expenses, and we will indemnify the depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

     No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the parties described above) for soliciting tenders of shares under our offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding our offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of the Dealer Manager/Information Agent or the depositary for purposes of our offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 9 in the letter of transmittal.

17. Miscellaneous.

      This offer to purchase and the related letter of transmittal will be mailed to record holders of shares of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

      We are not aware of any jurisdiction where the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

      Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to our offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under "-- Information About Us" with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your shares in our offer. No person has been directly or indirectly employed or retained by, or is to be compensated by us, to make recommendations in connection with our offer. We have not authorized any person to give any information or to make any representation in connection with our offer other than those contained in this document or in the letter of transmittal. Any recommendation or any such information or representation made by anyone else must not be relied upon as having been authorized by us or the Dealer Manager/Information Agent.

                                                           FIRSTBANK CORPORATION

                        The Depositary for Our Offer is:

                         REGISTRAR AND TRANSFER COMPANY

       By hand delivery, overnight delivery, express or first class mail:

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-0645

               Telephone: 1-800-368-5948 (8:00 a.m. to 5:00 p.m.)
                     Facsimile Transmission: (908) 497-2311


      The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or nominee to the depositary at its address set forth above.

      Any questions or requests for assistance may be directed to the Dealer Manager/Information Agent at its telephone number and address set forth below. Requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the Dealer Manager/Information Agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning our offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

             The Dealer Manager/Information Agent for the Offer is:

                          HOWE BARNES INVESTMENTS, INC.
                            135 South LaSalle Street
                             Chicago, Illinois 60603
                          Call Toll-Free (800) 929-4693